Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               December 22, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549

  Re:                               FT 9833
            60/40 Strategic Allocation Port. 1Q '22 - Term 4/17/23
            75/25 Strategic Allocation Port. 1Q '22 - Term 4/17/23
                (each, a "Trust" and collectively the "Trusts")
                     CIK No. 1883636  File No. 333-261412
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Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comment.

COMMENT

Risk Factors
------------

      1. IF THE FUNDS HELD BY A TRUST INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on a Trust's final portfolio, a Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ____________________________
                                           Daniel J. Fallon